Exhibit 99.1

Amdocs responds to short seller report containing inaccurate statements, groundless claims and speculation

ST. LOUIS – April 1, 2021 – Amdocs Limited (NASDAQ: DOX) (“Amdocs” or the “Company”), today commented on a short seller report published yesterday, March 31, 2021 by Jehoshaphat Research:

The report contains inaccurate statements, groundless claims and speculation that were designed to drive the stock price downwards to serve the short seller’s interests to the detriment of Amdocs shareholders. We remain fully confident in our accounting and business practices. We caution shareholders from making investment decisions based on this report.

Amdocs delivered record revenue of more than $4.2B for the full fiscal year 2020, with stable non-GAAP operating margins. Our financial outlook remains strong.

Amdocs is well positioned to continue to benefit from secular trends driving customer demand for digital modernization solutions, particularly in the adoption of 5G technology and the journey to the cloud. We are continuously expanding our leading position with our key customers across the world and we are proud of our track record of meeting global customer commitments, building on our base of stable, recurring revenues and delivering shareholder value.

We continue to communicate directly with our investors regarding the short seller’s report and we will provide more detailed information next week.

About Amdocs

Amdocs’ purpose is to enrich lives and progress society, using creativity and technology to build a better connected world. Amdocs and its 26,000 employees partner with the leading players in the communications and media industry, enabling next-generation experiences in 85 countries. Our cloud-native, open and dynamic portfolio of digital solutions, platforms and services brings greater choice, faster time to market and flexibility, to better meet the evolving needs of our customers as they drive growth, transform and take their business to the cloud. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.2 billion in fiscal 2020.

For more information, visit Amdocs at www.amdocs.com.

Forward looking statement

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the duration and severity of the COVID-19 pandemic, and its impact on the global economy, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2020 filed on December 14, 2020 and our Form 6-K furnished for the first quarter of fiscal 2021 on February 16, 2021.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

Tel: +1 (314) 212-8328

E-mail: dox_info@amdocs.com